May 9, 2012

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	Landstar System, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 24, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2012
File No. 000-21238

Dear Ms. Cvrkel:

This letter sets forth the responses of Landstar System, Inc. (the “Company”) to the comments contained in your letter, dated April 30, 2012, relating to the to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2012 and the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 12, 2012. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Note 12-Commitments and Contingencies, page 51

1.

We note your disclosure indicating that the Company is involved in certain claims and pending litigation, including those described in Note 12, arising from the normal conduct of business. We also note that based on knowledge of the facts and, in certain cases, opinions of outside counsel, management believes that adequate provisions have been made for probable losses with respect to the resolution of all such claims and pending litigation and that the ultimate outcome, after provisions therefore, will not have a material adverse effect on the financial condition of the Company, but could have a material effect on the results of operations in a given quarter or year. In accordance with ASC 450-20-50, if an exposure to loss exists in excess of the amount accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. In this regard, please tell us and revise your footnote to comply with the requirements of ASC 450-20-50-4.

Response:

Overview of Claims

Landstar is a non-asset based provider of freight transportation services and supply chain solutions, with a substantial portion of the Company’s revenue historically being derived from truckload services.

The Company’s claim exposure consists of claims directly related to the transportation of freight (“Transportation Services Claims”) and claims other than those involving the transportation of freight (“Commercial Claims”).

Transportation Services Claims include (i) commercial trucking claims incurred by independent contractors who provide truckload capacity to the Company under exclusive lease arrangements (referred to in the Form 10-K as “BCO Independent Contractors”), (ii) claims under insurance programs offered by third party insurers to BCO Independent Contractors that are re-insured by one of Landstar’s subsidiaries and (iii) general liability, workers compensation and cargo claims. Landstar self-insures or otherwise retains liability on commercial trucking claims up to $5,000,000 per occurrence, general liability claims up to $1,000,000 per occurrence, workers’ compensation claims up to $250,000 per occurrence and cargo claims up to $250,000 per occurrence.

The Company accounts for Transportation Services Claims in accordance with generally accepted accounting principles as described in the Company’s Form 10-K under footnote 1 to the financial statements, “Significant Accounting Policies”. The Company’s aggregate accrual for Transportation Services Claims incurred during any period consists of (i) an accrual for the cost to the Company of claims incurred and reported, but unpaid, (ii) an estimate of the cost to the Company for claims incurred but not reported and (iii) an estimate of the anticipated cost to the Company due to favorable or unfavorable development of existing claims incurred, all based upon the facts and circumstances known on the applicable balance sheet date. Such aggregate accrual is determined primarily on an actuarial basis based on historical trends and data. The ultimate resolution of these claims may be for an amount greater or less than the amount estimated by management. Also see Comment 2 and related response set forth in the SEC comment response letter, dated March 31, 2011, from James B. Gattoni to Linda Cvrkel.

As of December 31, 2011, the balance sheet date, and through February 24, 2012, based on knowledge of the facts and, in certain cases, opinions of outside counsel, the accrual for Transportation Services Claims represented management’s best estimate of the ultimate cost to be incurred as of the applicable reporting date.

Commercial Claims include all other claims involving the Company, such as disputes with customers, competitors, vendors, the Company’s independent commission sales agents and other transportation service providers. As of December 31, 2011, and through February 24, 2012, based on knowledge of the facts and, in certain cases, opinions of outside counsel, no provisions had been made for any Commercial Claims, and management’s belief was that the potential for a material loss related to any Commercial Claim was remote.

Disclosure

The Company acknowledges the Staff’s reference to the following language in Note 12 (Commitments and Contingencies) of the Notes to Consolidated Financial Statements in the 10-K:

The Company is involved in certain claims and pending litigation, including those described herein, arising from the normal conduct of business. Based on knowledge of the facts and, in certain cases, opinions of outside counsel, management believes that adequate provisions have been made for probable losses with respect to the resolution of all such claims and pending litigation and that the ultimate outcome, after provisions therefor, will not have a material adverse effect on the financial condition of the Company, but could have a material effect on the results of operations in a given quarter or year.

As described above, as of December 31, 2011, and through February 24, 2012, although the Company believed that the ultimate outcome of a claim or pending litigation “could have a material effect on the results of operations in a given quarter or year,” based on knowledge of the facts and, in certain cases, opinions of outside counsel, management believed that the likelihood of such an outcome with respect to any claim or pending litigation was remote.

In response to the Staff’s comment, the Company will revise the commitments and contingencies footnote in future 10-K filings to clarify management’s belief that the potential for a material loss or material additional loss with respect to any claim is remote except as to a specific claim as may be otherwise separately disclosed in such filing in accordance with ASC 450.

An example of such disclosure follows:

In addition to the matters referred to above, the Company is involved in certain other claims and pending litigation (“Other Claims”) arising from the normal conduct of business. Many of these Other Claims are covered in whole or in part by insurance. Based on knowledge of the facts and, in certain cases, opinions of outside counsel, management believes that adequate provisions have been made for probable losses with respect to the resolution of all Other Claims and that the potential of a material loss or material additional loss with respect to any Other Claim in excess of amounts accrued is remote.

Definitive Proxy Statement on Schedule 14A

2.	Please refer to item number 3 on your proxy card for your 2012 annual meeting of stockholders. In future filings, please confirm that you will include an advisory vote description that is consistent with the Exchange Act Rule 14a-21 requirement for shareholders to be given an advisory vote to approve the compensation paid to a company’s named executive officers, as disclosed pursuant to Item 402 of Regulation SK. For further guidance, please refer to Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

Response:

The Company acknowledges the Staff’s comment and reference to Exchange Act Rules Compliance and Disclosure Interpretation 169.07. The Company confirms that it will include in future filings an advisory vote description that is consistent with the Exchange Act Rule 14a-21 requirement for shareholders to be given an advisory vote to approve the compensation paid to a company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.

********

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-1224.

Sincerely,

/s/ James B. Gattoni
James B. Gattoni Vice President and Chief Financial Officer

4